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
                                                                                                            OMB APPROVAL
FORM 4                             U.S. SECURITIES AND EXCHANGE COMMISSION
[ ] Check box if no                         Washington, D.C. 20549                                OMB Number         3235-0287
longer subject to Section          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   Expires:  September 30, 1998
16. Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities Exchange Act of      Estimated average burden
obligations may continue.       1934, Section 17(a) of the Public Holding Company Act of          hours per response...... 0.5
See Instruction 1(b).         1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of       2. Issuer Name and Ticker or Trading Symbol        6. Relationship of Reporting Person to Issuer
   Reporting Person              LaSalle Partners Incorporated, LAP                    (Check all applicable)
Galbreath Holdings, LLC                                                                Director          X  10% Owner
(Last)   (First)   (Middle)                                                        ---                  ---

c/o Lizanne Galbreath                                                                  Officer (give        Other (specify
LaSalle Partners                                                                   ---          title   ---        below)
220 East 42nd Street                                                                            below)
   (Street)                  3. IRS or Social         4. Statement for
                                Security Number of       Month/Year                    -----------------------------------
                                Reporting Person         Feb-98
                                (Voluntary)

                                                      5. If Amendment,          7. Individual or Joint/Group Filing (Check
                                                         Date of Original          applicable line)
                                                         (Month/Year)              _X_ Form filed by one Reporting Person
New York,   New York
(City)      (State)     (Zip)                                                      ___ Form filed by more than one Reporting Person




                       Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction   3. Transaction    4. Securities Acquired (A)   5. Amount of    6. Ownership   7. Nature
    (Instr. 3)           Date (Month/     Code               or Disposed of (D)          Securities      Form: Direct   of Indirect
                         Day/Year)       (Instr. 8)         (Instr. 3, 4 and 5)          Beneficially    (D) or         Beneficial
                                                                                         Owned at End    Indirect (I)   Ownership
                                       Code    V            Amount   (A) or   Price      of Month        (Instr. 4)     (Instr.4)
                                                                     (D)                 (Instr. 3
                                                                                          and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            2/05/98        J                213,506         D                   1,440,255       D
Common Stock            2/28/98        J                131,368         D                   1,440,255       D


*If the Form is filed by more than one Reporting Person, see Instruction
 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (over)
                         (Print or Type Responses)               SEC 1474 (7-96)


                      Table   II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security    2. Conversion   3. Transaction   4. Transaction  5. Number of Derivative    6. Date
    (Instr. 3)                        or Exercise     Date             Code            Securities Acquired        Exercisable
                                      Price of         (Month/         (Instr. 8)       (A) or Disposed of        and
                                      Derivative       Day/                             (D) (Instr. 3, 4 and      Expiration
                                      Security         Year)                            5)                        Date
                                                                                                                  (Month/
                                                                                                                  Day/
                                                                                                                  Year)
                                                                                                                Date     Expira-
                                                                                                                Exer-    tion
                                                                   Code     V           (A)          (D)        cisable  Date
-----------------------------------------------------------------------------------------------------------------------------------



7. Title and    8. Price of      9. Number of   10. Ownership     11. Nature
   Amount of       Derivative       Derivative      Form of           of Indirect
   Underlying      Security         Securities      Derivative        Beneficial
   Securities      (Instr. 5)       Beneficially    Security:         Ownership
   (Instr. 3                        Owned at        Direct (D)        (Instr. 4)
   and 4)                           End of          or
                                    Month           Indirect (I)
Title  Amount or                    (Instr. 4)      (Instr. 4)
       Number of
       Shares
-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
On February 5, 1998, Galbreath Holdings, LLC ("Galbreath Holdings") transferred 213,506 shares of Common Stock to the Belair Capital Fund LLC (the "Belair Fund") in exchange for 75,000.231 shares in the Belair Fund.
The value of the shares contributed to the Belair Fund calculated based on the closing sale price of the Common Stock on the day immediately preceding the consummation of the exchange was $35.25.
Galbreath Holdings is owned by Lizanne Galbreath and three grantor retained annuity trusts (the "GRATS") the grantors of which are Lizanne Galbreath, Laurie Galbreath Nichols and John W. Galbreath II (collectively, the "Grantors").
On February 28, 1998, Galbreath Holdings distributed 131,368 shares of Common Stock, in the aggregate, to the GRATS, which were subsequently transferred to the Grantors and to Lizanne Galbreath individually.

                                                                                              Galbreath Holdings, LLC
                                                                                              /s/ Lizanne Galbreath       3/9/98
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     ------------------------    ------
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                     By: Lizanne Galbreath        Date
                                                                                              Title: Managing Member

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                                                          Page 2
                                                                 SEC 1474 (7-96)